02018781

RECEIVED MAR 0 1 2002 352 SECTION

3/13/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2001 (MM/DD/YY) AND ENDING DEC. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE KEY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 S. FRANKLIN TURNPIKE
(No. and Street)

RAMSEY (City) N.J. (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLIN HEAFEY 201-236-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SELIGSON & GIANNATTASIO, LLP
(Name – *if individual, state last, first, middle name*)

901 N. BROADWAY, SUITE 24 (Address) N. WHITE PLAINS (City) NY (State) 10603 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Colin Healey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Key Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

BARBARA J. LATONA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Apr. 4, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KEY GROUP, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2001

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEX TO FINANCIAL STATEMENTS

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
The Key Group, Inc.

We have audited the accompanying balance sheet of The Key Group, Inc. as of December 31, 2001, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Key Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains, NY
February 7, 2002

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.co
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.co

THE KEY GROUP, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS		
Current assets:		
Cash		$ 69,340
Accounts receivable		129,216
Officer loan		1,335
Total current assets		199,891
Property, plant and equipment (net of accumulated depreciation of $2,010)		8,040
Other assets:		
Security deposits	$ 5,000	
Indemnity deposit	100,120	
Total other assets		105,120
Total assets		$313,051

See notes to financial statements.

THE KEY GROUP, INC.

BALANCE SHEET

DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Current portion of long-term debt		$ 1,413
Cash overdraft		82,883
Accounts payable		68,976
Accrued pension		60,000
Accrued expenses		46,451
Total current liabilities		259,723
Long-term debt less current maturities		5,714
Total liabilities		265,437
Commitments and contingencies		
Stockholders' Equity:		
Common stock 2,500 shares authorized, issued and outstanding at no par value	$100,000	
Paid-in capital	4,900	
Retained earnings	(57,286)	
Total stockholders' equity		47,614
Total liabilities and stockholders' equity		$313,051

See notes to financial statements.

THE KEY GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commissions		$1,718,733
Interest income	3,827	
Total revenue		1,722,560
Expenses:		
Commissions	$ 712,252	
Salaries – officers	578,652	
Salaries – other 64,263		
Payroll taxes	40,430	
Payroll processing	1,858	
Licenses	18,183	
Insurance	60,586	
Clearing charges	2,278	
Office	25,211	
Postage and delivery	8,007	
Professional fees	16,473	
Rent	32,849	
Telephone and utilities	20,764	
Equipment rentals	2,801	
Travel and entertainment	28,244	
Vehicle	5,934	
Professional seminars	3,000	
Bank charges	1,979	
Dues and subscriptions	29,938	
Pension expense	60,000	
Reimbursed expenses	36,000	
Marketing expense	400	
Subscriptions	7,221	
Depreciation	2,010	
Total expenses		1,759,333
Net income before tax		(36,773)
Income taxes		(1,365)
Net income	(35,408)	
Other comprehensive income, net of tax		(4,578)
Total comprehensive income		$ (39,986)

See notes to financial statements.

THE KEY GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED OF DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Retained	Unrealized Gain	
	Shares	Amount	Capital	Earnings	On Investments	Total
Beginning balance – January 1, 2001	2,500	$100,000	$ 4,900	$(21,878)	$ 4,578	$ 87,600
Net loss for the year	--	--	--	(35,408)	--	(35,408)
Unrealized gain on investments	--	--	--	--	(4,578)	(4,578)
Ending balance - December 31, 2001	2,500	$100,000	$4,900	$(57,286)	$ --	$ 47,614

See notes to financial statements.

THE KEY GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:		
Net income		$ (35,408)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,010
Changes in operating assets and liabilities:		
Accounts receivable		(129,216)
Indemnity deposit		10,304
Cash overdraft		82,883
Accounts payable and accrued expenses		150,502
NET CASH FLOWS FROM OPERATING ACTIVITIES		81,075
INVESTING ACTIVITIES:		
Acquisition of computer equipment	$ (10,050)	
Distribution of investments to shareholders	28,522	
NET CASH FLOWS FROM INVESTING ACTIVITIES		18,472
FINANCING ACTIVITIES:		
Proceeds from notes payable	7,247	
Repayment of note payable	(120)	
Net advances from officers	(37,334)	
NET CASH FLOWS FROM FINANCING ACTIVITIES		(30,207)
CHANGE IN CASH		69,340
CASH – JANUARY 1, 2001		--
CASH – DECEMBER 31, 2001		$ 69,340
Supplemental cash flow information:		
Income taxes paid		$ 2,105
Interest paid		$ 97

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The Key Group, Inc. (the "Company") was incorporated in the State of New Jersey on November 15, 1996. The Company provides financial services to its customers, which are primarily located in the New York Metropolitan area. These financial services are primarily in the form of stocks, fixed income investments and annuities.

Cash and Temporary Investments

Cash and temporary investments include all cash balances on hand and short-term, highly liquid investments with original maturities of three months or less.

Marketable Securities

The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" to account for marketable securities. Under this standard, certain investments in debt and equity securities are reported at fair value. The Company's marketable securities, which historically have consisted primarily of warrants, have been reported as available for sale securities.

Cost of the securities used in the computation of realized gains and losses is determined using the specific identification method. During the fiscal year ended December 31, 2001, the warrants were distributed to the affairs of the Company as compensation at the investments cost.

Revenue Recognition

The Company reports revenue, which consists primarily of commissions, when earned.

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation generally on an accelerated method (double-declining balance) by charges to income at rates based upon an estimated recovery period of 5 years for computer equipment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and make disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Income Taxes

The Company's deferred taxes arise principally from the differences in the recording of expenses relating to net operating losses. Income taxes are reported based upon SFAS No. 109, "Accounting for Income Taxes".

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 2 – INDEMNITY AGREEMENT

In November 1996, the Company entered into an Agreement for Securities Clearance Services with Bear, Stearns Securities Corp. ("Bear Stearns"). Pursuant to the agreement, Bear Stearns Clearance carries the fully disclosed accounts of the Company. Among other provisions, the Company, as one of Bear Stearns correspondent forms, is required to maintain a minimum net capital of $100,000. The Company maintains a deposit account with Bear Stearns, which at December 31, 2001 totaled $100,020. These funds, as restricted cash are reflected as a non-current asset.

NOTE 3 – LONG-TERM DEBT

In November 2001, the Company entered into a financing agreement with a computer equipment manufacturer. The loan is payable in 48 monthly installments of $205. At December 31, 2001, the balance due on the note totaled $7,127. The loan is collateralized by certain computer equipment.

Long-term debt matures as follows:

Year Ending December 31,	
2002	$ 1,413
2003	1,669
2004	1,957
2005	2,088
	7,127
Current maturities	1,413
Non-current portion	$ 5,714

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4 – RENTAL COMMITMENT

The Company leases its facilities under a non-cancelable operating lease which expires May 31, 2002. Base rent for the remaining term of the lease totals $12,880. The lease includes provisions for additional rent based on increases in operating costs fuel, electricity and utility costs and real estate taxes over the base year. The Company has the option to renew the lease for a five year period.

NOTE 5 – RETIREMENT PLANS

The Company has a qualified profit sharing plan under which eligible employees who are 21 years of age become participants. The Plan allows total contributions of up to fifteen percent (15%) of the eligible employee's salary through Company contributions. Company contributions to the Plan are optional and accrued at the discretion of the Board of Directors. For the year ended December 31, 2001, the Company did not contribute to the profit sharing plan.

Net assets for the Profit Sharing Plan, as determined by the Company, were $29,253 at December 31, 2001.

In December 1997, the Company adopted a Money Purchase Pension Plan under which eligible employees who are 21 years of age and have completed two years of employment become participants. Under this plan, the Company is required to make mandatory annual contributions equal to 25 percent (25%) of each eligible employee's compensation for the Company.

Net assets for the Money Purchase Pension Plan, as determined by the Company, were $373,140 at December 31, 2001.

For the year ended December 31, 2001, retirement plan costs aggregated $60,000.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $33,239 which was $28,239 above its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 7.8 to 1.

NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets are comprised as follows at December 31, 2001:

Net operating losses	$4,970
Less: valuation allowance	4,970
Net deferred tax assets	$ --

The Company's income tax expense consists of the following at December 31, 2001:

Current:		
Federal	$ -	
State	(1,365)	
		$(1,365)
Deferred:		
Federal	--	
State	--	
		--
Provision for income taxes		$(1,365)

NOTE 8 – NASD REVIEW

During 2001, The Company underwent a periodic review of its operations by the NASD. As a result of the review, NASD has determined that the Company may have violated certain of its rules and is expected to assess a penalty of approximately $25,000. The Company disputes NASD's assertion and is in negotiation with NASD on this matter.

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
The Key Group, Inc.

We have audited the financial statements of The Key Group, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 7, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains, NY
February 7, 2002

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.cc
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.co

THE KEY GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		
Officer's loans and accrued expenses	$259,723	
Minimum required net capital	5,000	
NET CAPITAL		
Total stockholders' equity	$ 47,614	
Deduct stockholders' equity not allowable for net capital	--	
Total stockholders' equity qualified for net capital		$ 47,614
DEDUCTIONS		
a. Non-allowable assets		
Organization costs (net)	--	
Security deposits	5,000	
Officer loan	1,335	
Equipment	8,040	
Net capital		14,375
		33,239
MINIMUM REQUIRED NET CAPITAL		5,000
EXCESS NET CAPITAL		$ 28,239
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.81 to 1.0

THE KEY GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2000 as amended	$259,723
Reconciling Items:	--
	$259,723

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2000 as amended	$ 33,239
Reconciling Items:	--
	$ 33,239

THE KEY GROUP, INC.

OTHER SUPPLEMENTARY INFORMATION
RELATING TO THE FINANCVIAL STATEMENTS

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2). Customer payments are made directly to the clearing broker.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2001 the Company had no customers' securities that were required to be under possession or control.

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
The Key Group, Inc.

In planning and performing our audit of the financial statements of The Key Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11) and the procedures for determining compliance with the exemptive provisions of 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17A-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.co
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.co

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following conditions that we believe results in more than relatively low risk that errors or irregularities in amount that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2000 financial statements and this report does not affect our report on these financial statements dated February 7, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains NY
February 7, 2002